Filed pursuant to Rule 253(g)(2)
File No. 024-11177

STARTENGINE CROWDFUNDING, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated July 2, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1661779/000110465920080664/tm2021565-1_253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED JULY 2, 2020

THIS SUPPLEMENT IS DATED SEPTEMBER 1, 2020

We have determined that the price for each share of our Common Stock and Series T Preferred Stock will be $13.00. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.